 Exhibit 99.1

August 1, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

Great Panther Silver Appoints New CEO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) ("Great Panther"; the "Company") announces the appointment of Jim Bannantine as President and CEO, effective August 16.  Mr. Bannantine will succeed Robert Archer, who, in April 2017, announced his intention to step down this year.  Mr. Archer is a co-founder of the Company and will remain on the Board of Directors.

"Jim brings a record of exceptional leadership, growing companies and deep experience in Latin America," stated Bob Garnett, Board Chair of Great Panther.  "We look forward to working with Jim as Great Panther executes its near-term growth strategy to become a mid-tier producer.  The Board wishes to thank Bob Archer, co-founder and visionary, for creating Great Panther Silver and look forward to his continuing participation as a member of the Board."

Most recently, Jim was President and CEO of Aura Minerals Inc. (TSX: ORA), a publicly traded Canadian copper and gold mining company, with $200 million in revenue and 2,000 employees in Canada, Brazil and Mexico.  Over the recent five-year bear market in the mining industry he led a restructuring effort to significantly reduce both operating and G&A costs, while maintaining or increasing production.

He previously served as President and Chief Operating Officer of Broadwing Corporation (NASDAQ: BWNG), an $880 million revenue, 1,700 person telecom rollup, turnaround and sale. He also held several positions over multiple years at Enron Corp., culminating as CEO of Enron South America; a $1.5 billion revenue, 4,500 person roll up of energy assets.  Jim holds a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Bachelor of Science, mechanical engineering concentration, from West Point.  He is a licensed Professional Engineer, fluent in Spanish and Portuguese, and served 12 years in the US Army Corps of Engineers.

"I am delighted to have the opportunity to lead Great Panther Silver in its next phase of growth as a producer in the Americas," stated Jim Bannantine.  "Great Panther has formed a great team of professionals, has a solid producing asset base and a pipeline of projects with which to grow.  It is very well funded and has no long-term debt.  I am really looking forward to building on the foundation that the team has built over these past years."

Outgoing President & CEO, Robert Archer stated, "I have chosen this as the appropriate time to transition to a new CEO who can take Great Panther to the next level over a 5-7 year time horizon and I am really pleased to be able to pass the torch to someone of Jim's caliber.  This is a testament to the reputation we have built, the quality of our team and assets, the strength of our balance sheet and our growth potential.  As an active member of the Board and significant shareholder, I look forward to continuing to help Great Panther grow and prosper."

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the recent completion of the acquisition of the Coricancha Mine Complex in Peru, the Company’s activities will include efforts to return the Coricancha Mine to production, and the pursuit of additional mining opportunities in the Americas.

Robert A. Archer President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include, but are not limited to, management's ability to grow the Company through existing projects and/or future acquisitions.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com